September 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Kellie Kim

Kristine Marrone

Office of Real Estate & Construction

Re:	CTO Realty Growth, Inc. Form 10-K for the fiscal year ended December 31, 2023 Filed February 22, 2024 File No. 001-11350 Form 8-K Filed February 22, 2024 File No. 001-11350

Ladies and Gentlemen:

Set forth below are the responses of CTO Realty Growth, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023, File No. 001-11350, filed with the Commission on February 22, 2024, and certain exhibits from the Company’s Form 8-K filed with the Commission on February 22, 2024.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the fiscal year ended December 31, 2023

Consolidated Statements of Cash Flows, page F-9

1.	We note you reported $102.9 million cash used for Acquisition of Real Estate and Intangible Lease Assets and Liabilities for the year ended December 31, 2023. Please reconcile this amount to the $80.3 million aggregate purchase price of 2023 acquisitions disclosed in Note 3.

RESPONSE:

The Company includes real estate improvements capitalized in accordance with GAAP within the line item “Acquisition of Real Estate and Intangible Lease Assets and Liabilities” on the Consolidated Statements of Cash Flows. During the year ended December 31, 2023, capitalized expenditures and improvements to existing real estate amounted to $22.6 million, which is the difference noted between the $102.9 million within the line item “Acquisition of Real Estate and Intangible Lease Assets and Liabilities” on the Consolidated Statements of Cash Flows and the $80.3 million of aggregate purchase price of 2023 acquisitions disclosed in Note 3. The Company modified the line-item description in the Consolidated Statements of Cash Flows beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 to “Acquisition of Real Estate and Intangible Lease Assets and Liabilities, Including Capitalized Expenditures,” to clarify that capitalized expenditures are included. However, the Company acknowledges the Staff’s comment and intends to further enhance this disclosure by creating two distinct line items within the Consolidated Statements of Cash Flows in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as follows:

•	Acquisition of Real Estate and Intangible Lease Assets and Liabilities

•	Investments in and Improvements to Real Estate

Form 8-K filed February 22, 2024

Exhibit 99.1

2024 Guidance, page 8

2.	We note your disclosure of 2024 guidance for Core FFO per diluted share and AFFO per diluted share without providing a reconciliation to the most directly comparable GAAP measure. To the extent this measure is presented in future filings, please include such reconciliation or a statement that the information could not be presented without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the C&DIs for Non GAAP Financial Measures. This comment is applicable to all instances where comparable forward-looking guidance is disclosed.

RESPONSE:

The Company acknowledges the Staff’s comment and will include a reconciliation of guidance for Core FFO per diluted share and AFFO per diluted share to GAAP net income per diluted share in future filings.

Reconciliation of Net Debt to Pro Forma EBITDA, page 16

3.	We note your description of EBITDA on page 10 and the reconciliation from Net Income Attributable to the Company on page 16, which include reconciling items other than interest, taxes, depreciation, and amortization. To the extent this measure is presented in future filings, please characterize the measure as something other than EBITDA, such as "Adjusted EBITDA." Refer to question 103.01 of the C&DIs for Non-GAAP Financial Measures. This comment is applicable to all instances where this non-GAAP measure is disclosed.

RESPONSE:

The Company acknowledges the Staff’s comment and will refer to this measure as “Adjusted EBITDA” in future filings.

4.	Please explain your basis for anchoring Pro Forma EBITDA on an annualized measure which only takes into account historical activity for the three months ended December 31, 2023, rather than historical EBITDA for the twelve months ended December 31, 2023. This comment is applicable to all instances where this non-GAAP measure is disclosed.

RESPONSE:

Due to the significant volume of the Company’s acquisitions, dispositions and leasing activity, the Company believes annualizing the most recent three-month period is more reflective of the Company’s current portfolio of assets and operations and therefore more relevant to users of the Company’s financial statements.

Exhibit 99.2

Consistent Dividend Growth, page 13

5.	You cite increasing cash flow, earnings, taxable income and free cash flow as drivers of your dividend increases. Please clarify if the "cash flow" and "earnings" cited in the left column are equivalent to the "free cash flow" and "taxable income" cited in the right column. To the extent that "cash flow" and "earnings" refer to different measures, please clarify to what specific measures of cash flow and earnings you are referring. We note that operating cash flow decreased in 2023 and income before income tax benefit (expense) decreased in 2022 and 2023 compared to 2021. Additionally, free cash flow is a non-GAAP financial measure. To the extent that it is used to describe your dividend paying ability, please quantify and provide all disclosures required by Item 10(e) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and to be more consistent with its use of non-GAAP financial measures, the Company will update this information in future filings to reference Core FFO and AFFO as opposed to “cash flow”, “earnings”, “free cash flow” and “taxable income,” as Core AFFO and AFFO are clearly defined and reconciled to net income in the Company’s filings.

* * * * *

If you have any questions or comments regarding the foregoing, please contact the undersigned at (407) 904-3324 or Zach Swartz of Vinson & Elkins L.L.P. at (804) 327-6324.

Sincerely,

CTO REALTY GROWTH, INC.

/s/ Philip R. Mays
Philip R. Mays
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Daniel Smith, Senior Vice President, General Counsel and Corporate Secretary
Zach Swartz, Vinson & Elkins L.L.P.
Todd Piacentine, Grant Thornton LLP